UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34883 / April 11, 2023

	:
In the Matter of	:
	:
CLOUDFLARE, INC.	:
101 Townsend Street	:
San Francisco, CA 94107	:
	:
(812-15441)	:
	:

ORDER UNDER SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940

Cloudflare, Inc. filed an application on March 3, 2023 ("Application"), requesting an order under section 3(b)(2) of the Investment Company Act of 1940 ("Act") declaring that Cloudflare, Inc. is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an investment company within the meaning of the Act.

On March 15, 2023, a notice of the filing of the Application was issued (Investment Company Act Release No. 34856). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the Application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information stated in the application, that Cloudflare, Inc. is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading securities.

Accordingly,

IT IS ORDERED, under section 3(b)(2) of the Act, that the declaration requested by Cloudflare, Inc., in the circumstances described in the Application is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary